Top 15 Holdings as of March 31, 2011	
Western Digital Corp	3.99%
Gilead Sciences, Inc.	3.67%
Exxon Mobil	3.46%
WellPoint Health Net	3.44%
Apollo Group, Inc.	3.43%
Pfizer, Inc.	3.34%
Bank of America Corp.	3.29%
Diamond Offshore	3.19%
General Electric Co.	3.13%
MasterCard, Inc.	3.10%
Banco Santander ADR	3.08%
TJX Companies, Inc.	3.07%
Sanofi Aventis ADR	3.04%
AstraZeneca PLC	3.03%
Time Warner, Inc.	2.94%

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

MUNDOVAL FUND
GLOBAL VALUE INVESTING



THE FUND : SECTORS


Financials 24.23%
Health Care 23.70%
Information Technology 17.12%
Consumer Discretionary 9.44%
Telecommunication Services 8.45%
Energy 6.65%
Consumer Staples 5.42%
Industrials 3.13%
Net Cash 1.87%

Fund Sectors as of March 31, 2011	
Financials	24.23%
Health Care	23.70%
Information Technology	17.12%
Consumer Discretionary	9.44%
Telecommunication Services	8.45%
Energy	6.65%
Consumer Staples	5.42%
Industrials	3.13%
Net Cash	1.87%

*Net Cash represents cash equivalents less liabilities in excess of other assets.

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.